Date: October 28, 2002                                       File No. 70-9899

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                   ------------------------------------------

                               AMENDMENT NO. 3 TO
                                    FORM U-1
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
              -----------------------------------------------------

                                    Conectiv
                         Atlantic City Electric Company
                               PHI Service Company
                                  P.O. Box 231
                            Wilmington, DE 19899-0231

                  Atlantic City Electric Transition Funding LLC
                                Mail Code: 89KS33
                                 P.O. Box 15597
                            Wilmington, DE 19850-5597

              (Name of company filing this statement and addresses
                         of principal executive offices)
                  --------------------------------------------

                              Pepco Holdings, Inc.

                 (Name of top registered holding company parent)
                  --------------------------------------------

                               Anthony J. Kamerick
                                    Conectiv
                          Vice President and Treasurer
                             701 Ninth Street, N.W.
                              Washington, DC 20068

                    (Name and addresses of agent for service)
                      ------------------------------------

    The Commission is also requested to send copies of any communications in connection with this matter to:

Warren J. Ingber          Thomas B. Reems               Anthony J. Kamerick
LeBoeuf, Lamb, Greene     LeBoeuf, Lamb, Greene         Conectiv
  & MacRae, L.L.P.          & MacRae,  L.L.P.           Vice President and
125 West 55th Street      1875 Connecticut Avenue, NW     Treasurer
New York, NY 10019-5389   Washington, DC  20036         701 Ninth Street, N.W.
(212) 424-8000            (202) 986-8000                Washington, DC  20068
                                                        (202) 872-3015

                                TABLE OF CONTENTS


Item 1.  Description of Proposed Transaction...................................3

   A.  SUMMARY OF REQUEST......................................................3
   B.  REGULATORY HISTORY......................................................4
   C.  CHARACTERISTICS OF TRANSITION BONDS.....................................6
   D.  ACE'S ORDERS FROM THE BPU...............................................9
   E.  SERVICING AGREEMENT....................................................10
   F.  ADMINISTRATION AGREEMENT...............................................11
   G.  USE OF PROCEEDS........................................................12
   H.  HEDGING TRANSACTIONS...................................................12
   I.  ACE'S OBLIGATION TO INDEMNIFY THE SPECIAL PURPOSE ISSUER
         AND THE TRUSTEE......................................................13
   J.  HOLDING COMPANY SYSTEM.................................................15

Item 2.  Fees, Commissions and Expenses.......................................17


Item 3.  Applicable Statutory Provisions......................................18


Item 4.  Regulatory Approval..................................................18


Item 5.  Procedure............................................................18


Item 6.  Exhibits and Financial Statements....................................18


Item 7.  Information as to Environmental Effects..............................20



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


          This Amendment No. 3 amends and restates in their entireties the previous filings made in File No. 70-9899.

          By Holding Company Act Release No. 26833, File No. 70-9095, dated February 26, 1998, and by various supplemental orders\1 (the "Prior Orders"), the Securities and Exchange Commission (the "Commission") authorized Conectiv, a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), and its subsidiaries to effect certain financial transactions. Conectiv, Atlantic City Electric Company ("ACE"), a wholly owned electric utility company subsidiary of Conectiv, PHI Service Company\2 ("PHI Service"), the service company for the Pepco Holdings System, and Atlantic City Electric Transition Funding LLC (collectively, the "Applicants") now request authority to issue transition bonds as contemplated in recently adopted New Jersey legislation restructuring the electric utility industry of that state.

          ACE is a regulated public electric utility incorporated under the laws of the State of New Jersey on April 28, 1924. As of December 31, 2001, ACE served approximately 509,000 customers in its service territory, which covers an area of about 2,700 square miles in the southern one-third of New Jersey and has a population of approximately 0.9 million. ACE's customer base consists primarily of residential and commercial customers. ACE reported net income after extraordinary items of $75.5 million on revenue of $1,041 million for the year ended December 31, 2001.

          On February 9, 2001, Conectiv and Potomac Electric Power Company, known as PEPCO, entered into an agreement and plan of merger. The agreement and plan of merger contemplated the formation of a new holding company that would own all of the stock of Conectiv and PEPCO. The merger was consummated on August 1, 2002 with the formation of Pepco Holdings, Inc. ("PHI") as the new registered holding company under the Act.\3 Subsequent to the merger, Conectiv remains the parent of ACE. The merger should not materially affect the structure of any issuance of transition bonds, the servicing of any bondable transition property or the tax or accounting treatment of any issuance.


------------------------------
1/ Holding Co. Act Release No. 26907, File No. 70-9095, (August 21, 1998); Holding Co. Act Release No. 26921, File No. 70-9095, (Sept. 28, 1998); Holding Co. Act Release No. 26930, File No. 70-9095, (Oct. 21, 1998); Holding Co. Act Release No. 26941, File No. 70-9095, (Nov. 13, 1998); and Holding Co. Act Release No. 27111, File No. 70-9095 (Dec. 14, 1999); Holding Co. Act Release No. 27213, File No. 70-9095 (Aug. 17, 2000); Holding Co. Act Release No. 27415, File No. 70-9095, (June 7, 2001); Holding Co. Act Release No. 35-27507, File No. 70-9095, (Mar. 22, 2002); and Holding Co. Act Release No. 35-27523, File No. 70-9095, (Apr. 22, 2002). Such orders have been consolidated with the order of the Commission dated July 31, 2002 (Holding Co. Act Release No. 35-27557, File No. 70-99947) that authorizes the ongoing financing activities of Pepco Holdings, Inc. and its subsidiaries (the "PHI Financing Order").

2/ Formerly Conectiv Resource Partners, Inc.

3/ See Pepco Holdings, Inc., Holding Co. Act Release No. 35-27553, File No. 70-9913 (July 24, 2002)

Item 1.  Description of Proposed Transaction.

     A.  Summary of Request.

          In order to facilitate the issuance of transition bonds, ACE formed Atlantic City Electric Transition Funding LLC, a Delaware limited liability company, on March 28, 2001 (the "Special Purpose Issuer" or "ACE Transition Funding"), pursuant to a limited liability company agreement with ACE as its sole member, and acquired its securities pursuant to its authority under the Prior Orders.\4 To the extent not already authorized in the Prior Orders or the PHI Financing Order, Applicants seek authority, through May 31, 2006 (the "Authorization Period"), for:

     (1) ACE to sell, pledge or assign bondable transition property to the Special Purpose Issuer from time to time in exchange for the net proceeds from the sale of a series of transition bonds, as described more fully in Exhibit B-1, the sale agreement;

     (2) the Special Purpose Issuer to issue and sell transition bonds from time to time, pursuant to an underwriting agreement, in an aggregate principal amount up to $1.7 billion to be authorized and approved by the New Jersey Board of Public Utilities ("BPU"), as described more fully in Exhibit A-2, the registration statement. Applicants request that the Commission authorize the issuance of up to $440 million of transition bonds and reserve jurisdiction over the issuance of the remaining $1.26 billion of transition bonds pending completion of the record in this application/declaration. The authority requested in this application/declaration is in addition to authority granted in the Prior Orders and the PHI Financing Order;

     (3) the Special Purpose Issuer to enter into interest rate swaps, interest rate hedging programs, and credit enhancement arrangements to reduce interest rate and credit risks with respect to, and to facilitate the issuance of, transition bonds as described more fully in Exhibit A-2. The authority requested in this application/declaration is in addition to authority granted in the Prior Orders and the PHI Financing Order;


------------------------------
4/ ACE will also make capital contributions to the Special Purpose Issuer. ACE will receive any investment earnings thereon, except as otherwise required under the indenture to make principal and interest payments to the bondholders and to meet other priority payment obligations such as those to the trustee, the independent managers, the servicer and administrator. Because of the possible return on the capital contributions, this aspect of the transaction is beyond the scope of Rule 45. The initial capital contribution will be at least 0.5% of the aggregate initial principal amount of the transition bonds. The capital contributions were approved in the BPU's order, and this request is consistent with prior applications approved by the Commission. See paragraph 9 in amendment number 5 of the application in File 70-9697 which resulted in Holding Co. Act Release Nos. 27364 (March 23, 2001) and 27319 (December 26, 2000).

     (4) ACE to act as the servicer of the bondable transition property and enter into the servicing agreement, attached as Exhibit B-2, pursuant to which ACE or an affiliate will perform services for the Special Purpose Issuer and receive compensation determined on a market basis rather than the "at-cost" standard of Section 13(b) of the Act;

     (5) ACE, PHI Service or any successor entity, or another affiliate to act as the administrator for the Special Purpose Issuer and enter into the administration agreement attached as Exhibit B-3. The Special Purpose Issuer will pay a fee for these services which will be equal to a market rate fee rather than the "at-cost" standard of Section 13(b) of the Act;

     (6) the Special Purpose Issuer to use the proceeds from the transition bonds to pay the expenses of issuance and to purchase the bondable transition property from ACE. ACE will use these proceeds principally to reduce stranded costs through the retirement of debt or equity or both, and/or to finance or refinance the cost of buying down and/or buying out long-term power purchase contracts from nonutility generators and to pay related expenses. The specific amount of proceeds to be used to retire debt and /or equity will be dependent on ACE's capital structure and market conditions at the time of redemption;

     (7) ACE to enter into the indemnity provisions of the sale agreement through which it may indemnify the Special Purpose Issuer and related parties pursuant to the terms of the sale agreement; ACE, as servicer, to enter into the indemnity provisions of the servicing agreement through which it may indemnify the Special Purpose Issuer and related parties pursuant to the terms of the servicing agreement; ACE, PHI Service Company, or any successor entity or another affiliate, as administrator, to enter into the indemnity provisions of the administration agreement through which it may indemnify the Special Purpose Issuer pursuant to the terms of the administration agreement; and the Special Purpose Issuer to inter into the indemnity provisions of its limited liability company agreement through which it may indemnify ACE and other parties pursuant to the limited liability company agreement, all as further described herein;

     (8) ACE to make capital contributions to the Special Purpose Issuer and receive interest and other investment earnings thereon.

     B.   Regulatory History.

          The New Jersey Electric Discount and Energy Competition Act (the "Competition Act"), signed into law in February 1999, provides, among other things, for the restructuring of the electric utility industry in New Jersey. The Competition Act requires the unbundling of electric services into separate generation, transmission and distribution services with open retail competition for generation services. While electric utilities will continue to provide transmission and distribution services, the Competition Act authorizes third-party electric power suppliers licensed by the BPU, referred to as third-party suppliers, to provide electric generation services to customers.

          Prior to enactment of the Competition Act, electric utilities such as ACE invested in various generation-related assets, such as electric generating facilities, and entered into power purchase contracts with nonutility generators of electricity to help fulfill their duties to serve the public as regulated utilities. The electric utilities recovered their investments in these assets and the costs they incurred under these contracts by charging their customers the regulated rates approved by the BPU.

          One of the expected effects of the deregulation of electricity generation is that rates will be determined by market forces. These market rates may not be high enough to allow the utilities to recover their investments in generation-related assets or to recover all of the costs incurred under power purchase contracts with nonutility generators of electricity, as market prices may be below a level that would provide a return on these investments or cover the costs incurred under these contracts. Accordingly, utilities may incur losses as a result of the transition from a regulated environment to a competitive environment for electric generation services.

          The Competition Act provides for utilities to recover the anticipated loss in value of their generation-related assets and the costs incurred under power purchase contracts with nonutility generators of electricity that are not recoverable under market rates, including buyouts and buydowns of such contracts. These costs are known as stranded costs, and the Competition Act provides for their recovery through a nonbypassable charge included in customers' bills known as a market transition charge.

          The Competition Act authorizes a utility to securitize its right to recover stranded costs through the issuance of transition bonds by the electric public utility or other financing entity approved by the BPU. This right is included in what is known as bondable transition property. To the extent a utility's right to recover stranded costs is securitized, a portion of the market transition charge is replaced by a nonbypassable irrevocable charge included in customers' electric bills known as a transition bond charge,\5 which is designed to meet the costs of paying the principal of and interest on the transition bonds and the costs associated with the issuance, credit enhancing and servicing of the transition bonds. The bondable transition property embodies the right to charge, collect and receive the transition bond charge and MTC Tax.

          The Competition Act authorizes the BPU to issue a "bondable stranded costs rate order," such as a BPU financing order, approving, among other things, the issuance of transition


------------------------------
5/ The Competition Act also authorizes the recovery of a related market transition charge tax component (the "MTC Tax").

bonds to recover bondable stranded costs\6 and related expenses of a public electric utility. A utility, a finance subsidiary of a utility or a third-party assignee of a utility may issue transition bonds.

     C.   Characteristics of Transition Bonds.

          The Special Purpose Issuer may issue transition bonds in different series, each made up of one or more classes, up to an amount authorized by the BPU, secured by its right, title and interest in and to the bondable transition property. Different series may have different interest rates and amortizations of principal, and each series may have classes with different interest rates and amortizations of principal.

          The Competition Act contains a number of provisions designed to facilitate the securitization of stranded costs and related expenses while achieving reliable credit ratings, thereby reducing interest expenses and maximizing the benefits from securitization. The structure and pricing of the transition bonds assures that ACE's customers pay the lowest transition bond charge consistent with market conditions and the BPU's financing order.

          (a) A Bondable Stranded Costs Rate Order Is Irrevocable. Under the Competition Act, bondable transition property is created by the issuance by the BPU of a bondable stranded costs rate order such as a BPU financing order. The Competition Act provides that a bondable stranded costs rate order will become irrevocable upon issuance and effectiveness of the order. Upon the transfer of the bondable transition property to an assignee, such as the Special Purpose Issuer, and the receipt of consideration for the sale of the transition bonds, the bondable stranded costs rate order, the transition bond charge and the bondable transition property become a vested, presently existing property right, vested ab initio in the assignee.

          Under the Competition Act, neither the BPU nor any other governmental entity has the authority, directly or indirectly, legally or equitably, to rescind, alter, repeal, modify or amend a bondable stranded costs rate order, to revalue, re-evaluate or revise the amount of bondable stranded costs, to determine that the transition bond charge or the revenues required to recover bondable stranded costs are unjust or unreasonable, or in any way to reduce or impair the value of bondable transition property, nor will the amount of revenues from the transition bond charge be subject to reduction, impairment, postponement or termination. In addition, under the


------------------------------
6/ Bondable stranded costs, as more fully described in N.J.S.A. 48:3-51, means any stranded costs of an electric public utility approved by the BPU for recovery under the Competition Act, together with: (1) the cost of retiring existing debt or equity capital of the utility, including accrued interest, premium and other fees, costs and charges relating thereto; (2) if requested, the recovery of federal, state and local tax liabilities associated with stranded costs recovery or the transfer or financing of such property or both; and (3) the costs incurred to issue, service or refinance transition bonds, including interest, acquisition or redemption premium, and other financing costs. The concept of bondable stranded costs is used by the BPU in determining the size of the aggregate amount of transition bonds to be issued but is not material to the use of the proceeds from the issuance of transition bonds, which is governed by N.J.S.A. 48:3-62 and is described in this application/declaration in Section "G" of Item 1.

Competition Act, the State of New Jersey pledges and agrees with the holders of transition bonds, and with any assignee or financing entity, such as the Special Purpose Issuer, not to limit, alter or impair the bondable transition property or the other rights vested in a public electric utility or any assignee or pledgee of the utility or any financing entity or vested in the holders of any transition bonds pursuant to the bondable stranded costs rate order until the transition bonds are fully paid and discharged. In addition, the State of New Jersey pledges and agrees in the Competition Act that it will not in any way limit, alter, impair or reduce the value or amount of bondable transition property approved by the bondable stranded costs rate order except as contemplated by the periodic adjustments to the transition bond charge authorized by the Competition Act.

          (b) The Transition Bond Charge Will Cover All Costs. The transition bond charge will be designed to be sufficient to pay the principal of and interest on the transition bonds and all other costs associated with the issuance of the transition bonds, including costs of credit enhancements and hedging transactions, to fund reserves and to pay premiums, if any, costs of retiring existing debt and preferred equity, costs of defeasance, servicing fees and certain other expenses.

          (c) The Transition Bond Charge Is To Be Adjusted Periodically. The Competition Act requires a bondable stranded costs rate order to provide for mandatory adjustment of the transition bond charge, at least once a year, upon petition of the public electric utility or its assignee or financing party. Such adjustments are based on formulas designed to provide for the full recovery of bondable stranded costs, including without limitation the timely payment of the principal of, and interest and acquisition or redemption premium on, the transition bonds in accordance with the expected amortization schedule.

          (d) Customers Cannot Avoid Paying the Transition Bond Charge. Under the Competition Act, the transition bond charge and MTC-Tax are nonbypassable and will be assessed against and collected from all customers of ACE or any successor utility until all ongoing transition bond costs and other bondable stranded costs determined by the BPU to be recoverable are paid in full, even past legal maturity, subject to Section 28 of the Competition Act. The transition bond charge will apply equally to each customer, regardless of class, based on the amount of electricity delivered to the customer through the transmission and distribution system of ACE or any successor utility.

          (e) The Competition Act Characterizes the Transfer of Bondable Transition Property as a Sale or Other Absolute Transfer. The Competition Act provides that a transfer by a public electric utility or its assignee of bondable transition property will be treated as a sale or other absolute transfer of the transferor's right, title and interest and not as a borrowing secured by the bondable transition property if the parties expressly state in governing documents that a transfer is to be a sale or other absolute transfer. The Special Purpose Issuer is otherwise structured so as to qualify as "bankruptcy-remote" from ACE. Supplementally, the transition bonds will be secured by the bondable transition property since, despite the provisions of the Competition Act providing for treatment of the transaction as a sale or other absolute transfer, it might later be recharacterized as a financing and not a sale. The Competition Act provides for the perfection of the security interest granted in the bondable transition property by ACE to the trustee under the indenture pursuant to which the transition bonds are issued (the "Trustee").

          (f) Security and Credit Enhancement. To protect bondholders against losses or delays in scheduled payments, the transition bonds may include credit enhancements typically used in securitization transactions such as surety bonds, letters of credit, maturity guarantees, financial guarantee insurance policies, a credit or liquidity facility, a repurchase obligation, a third-party payment or cash deposit.

          (g) Trustee. The trustee, which will initially be the Bank of New York, an unaffiliated party, may, pursuant to the indenture, invest funds held by it in collection accounts and use the proceeds to meet payment requirements to the bondholders, trustee, independent managers, administrator and servicer. Investment of these funds increases the security of the transition bonds by allowing the trustee to efficiently use funds collected from ratepayers while they are held prior to dispursement. Although these investments are not subject to the Act because the trustee is an unaffiliated party, the Applicants are describing them here because the disclosure is useful in understanding the entire securitization process. The trustee's investments are governed by the bond indenture, and the trustee may invest in eligible investments such as:

     i. direct obligations of, and obligations fully and unconditionally guaranteed as to their timely payment by, the United States of America;

     ii. demand deposits, time deposits or certificates of deposit of depository institutions or trust companies meeting standards specified in the indenture;

     iii. commercial paper or other short-term unsecured debt obligations (other than those of ACE and its affiliates) having, at the time of investment, a rating in the highest rating category from each rating agency;

     iv. investments in money market funds that have the highest rating from each rating agency, including funds for which the trustee or any of its affiliates is investment manager or advisor;

     v. banker's acceptances issued by any depository institution or trust company meeting standards specified in the indenture;

     vi. repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or any agency or instrumentality thereof, in either case entered into with depository institutions or trust companies meeting standards specified in the indenture; or

     vii. any other investment permitted by the rating agencies, but:

          a. any book-entry security, instrument or security having a maturity of one month or less that would be an eligible investment but for its failure, or the failure of the obligor thereon, to have the rating specified above will be an eligible investment if the book-entry security, instrument or security, or the obligor thereon, has a long-term unsecured debt rating of at least "A2" by Moody's Investors Service, or the equivalent thereof by the other rating agencies, or a short-term rating of at least "P-1" by Moody's Investors Service or the equivalent thereof by the other rating agencies, and

          b. any book-entry security, instrument or security having a maturity of greater than one month that would be an eligible investment but for its failure, or the failure of the obligor thereon, to have the rating specified above shall be an eligible investment if this book-entry security, instrument or security, or the obligor thereon, has a long-term unsecured debt rating of at least "A1" by Moody's Investors Service, or the equivalent thereof by the other rating agencies, and a short-term rating of at least "P-1" by Moody's Investors Service or the equivalent thereof by the other rating agencies.

     D.   ACE's Orders from the BPU.

          On June 25, 2001, ACE filed a petition with the BPU, which was supplemented on August 19, 2002, requesting the issuance by the BPU of a bondable stranded costs rate order under the Competition Act to allow ACE to monetize its bondable stranded costs, plus associated transaction costs and the cost of retiring its debt or equity or both (See Exhibits D-1 and D-2). ACE may file additional petitions with the BPU from time to time in connection with the recovery of additional stranded costs should the need arise.

          The Competition Act provides for the issuance of transition bonds with scheduled amortizations upon issuance (1) not exceeding 15 years from the date of issuance in the case of transition bonds the proceeds of which will be used to reduce stranded costs related to utility-owned generation and (2) not exceeding the remaining term of a long-term power purchase agreement with a nonutility generator, in the case of transition bonds the proceeds of which will be used to buydown or buyout that power purchase agreement. The BPU approved bonds with these amortizations plus stated maturities of up to two years, or in the case of the transition bonds referred to in clause (2) above, three years beyond the expected final scheduled maturity date of each class of transition bonds in order to minimize over collateralization requirements and enhance the prospects of securing the highest possible credit rating. For ACE, the power purchase agreement with the longest remaining term expires December 31, 2024.

          In its petition, ACE has requested that in connection with its issuance of the financing order, the BPU find that: (i) ACE has taken reasonable measures to date, and has the appropriate incentives or plans in place to take reasonable measures, to mitigate the total amount of its recoverable stranded costs, (ii) ACE will not be able to achieve the level of rate reduction deemed by the BPU to be necessary and appropriate pursuant to the provisions of N.J.S.A. 48:3-52 and N.J.S.A. 48:3-61 (as embodied for the benefit of customers in the BPU's final order), absent the issuance of transition bonds and the recovery of the MTC-Tax for the term of the transition bonds, and (iii) the issuance of the Transition Bonds provides tangible and quantifiable benefits to customers, including net present value savings over the term of the Transition Bonds (See Exhibit D-1, pages 45 to 46).

          The final structure, pricing and other terms of the transition bonds will be subject to the approval of the BPU or its designee. On, September 20, 2002, the BPU issued an order authorizing the issuance of up to $440 million of transition bonds. See Exhibit D-3.

          The Special Purpose Issuer has requested authority to enter into hedge agreements to protect ACE's customers against interest rate exposure in connection with the sale of transition bonds. The Commission has already granted ACE authority to enter into these hedge agreements under the Prior Orders.

     E.   Servicing Agreement.

          ACE will enter into a servicing agreement with the Special Purpose Issuer and act as the servicer of the bondable transition property and will assess the transition bond charge on its customers bills.\7 ACE will calculate the transition bond charge based on the total amount required to be billed to customers in order to enhance the likelihood that transition bond charge collections, including any amounts on deposit in the reserve subaccount, are neither more nor less than the amount necessary to make timely payments of principal of and interest on the transition bonds and the other amounts required to be paid by the Special Purpose Issuer. The BPU is required to make periodic adjustments to the transition bond charge upon petition by ACE, as servicer, or the Special Purpose Issuer, to ensure receipt of revenues sufficient to recover all ongoing transaction costs. ACE, as servicer, will petition the BPU to approve such adjustments in the transition bond charge as are required to make up for any shortfall or excess in transition bond charge collections.

          The Special Purpose Issuer will pay the servicer the monthly servicing fee with respect to the transition bonds to the extent that the Special Purpose Issuer has funds available to pay this fee. The servicing fee will be allocated among all series of transition bonds. The servicing fee must be comparable to one negotiated at market terms, which would be reasonable and sufficient for a similar, unaffiliated entity performing similar services. This rating agency requirement is meant to ensure that the Special Purpose Issuer will be able to operate independently, and if for any reason ACE could not continue to perform these services, a third-party servicer may be retained. Although the fee represents a reasonable good faith estimate of ACE's incremental cost to service the transition bonds, ACE cannot be certain that this fee will reflect ACE's actual costs of providing the related services and therefore may not meet the "at cost" requirements of Section 13(b) of the Act and Rules 90 and 91 thereunder. Thus, ACE and the Special Purpose Issuer are seeking an exemption from these requirements. The BPU will


------------------------------
7/ ACE currently contemplates that, in its capacity as servicer, it will have the sole responsibility for the billing, collection and remittance of the transition bond charge. The BPU, however, may permit a third-party supplier of electric power to assume such role.

approve the servicer fee and has extensive regulatory authority over securitization (See Exhibit D-1, pages 41 to 44 and 28 to 31). Accordingly, this exemption if granted, would not threaten any of the protected interests under the Act. Similar exemptions were granted in prior securitization orders. See Central and South West Corporation, Holding Co. Act Release No. 27168, File No. 70-9107 (April 20, 2000); Connecticut Light and Power Company, Holding Co. Act Release No. 27319, File No. 70-9697 (Dec. 26, 2000) (paragraphs 10 and 20 in Pre-Effective Amendment No. 5, filed on December 21, 2000, describe the servicing and administration agreements) supplemented by Holding Co. Act Release No. 27364, File No. 70-9697 (March 23, 2001).

          As long as ACE acts as servicer, the servicing fee will be 0.10% (ten basis points) per annum of the initial principal balance of all transition bonds issued. Under certain limited circumstances, the BPU may designate or approve a successor servicer. If a successor servicer is appointed, the BPU order provides that the servicing fee will not exceed a per annum rate equal to 1.25% of the initial principal balance of all transition bonds issued. See Exhibit D-3. Although not presently contemplated, ACE may subcontract some or all of its responsibilities as servicer to a third party.

     F.   Administration Agreement.

          ACE, PHI Service or any successor entity, or another affiliate will provide administrative services for the Special Purpose Issuer pursuant to an administration agreement between the Special Purpose Issuer and the administrator. In order to support the Special Purpose Issuer's status as a bankruptcy-remote entity, and to satisfy related rating agency and legal opinion requirements, the administration fee must be comparable to one negotiated in a market-based transaction - i.e., reasonable and sufficient for a similar, unaffiliated entity providing such services and facilities. Accordingly, the Special Purpose Issuer will pay the administrator a market rate fee for performing these services. Although the market-based fee represents a reasonable good faith estimate of ACE's costs to provide administrative services for the transition bonds, ACE cannot be sure that this fee will reflect its actual costs of providing the related services and therefore may not meet the "at cost" requirements of Section 13(b) of the Act and Rules 90 and 91 thereunder. Thus, ACE and PHI Service are seeking an exemption from these requirements. The BPU will approve the administrator's fee and has extensive regulatory authority over securitization (See Exhibit D-1, pages 53 to 54). Accordingly, this exemption, if granted, would not threaten any of the protected interests under the Act. A similar exemption was granted in Connecticut Light and Power Company, Holding Co. Act Release No. 27319, File No. 70-9697 (Dec. 26, 2000)(paragraphs 10 and 20 in Pre-Effective Amendment No. 5, filed on December 21, 2000, describe the servicing and administration agreements) supplemented by Holding Co. Act Release No. 27364, File No. 70-9697 (March 23, 2001).

     G.   Use of Proceeds.

          As previously stated, the BPU will determine the specific amount of recovery eligible stranded costs to be recovered through the issuance of transition bonds. As required by the Competition Act, the Special Purpose Issuer will use the net proceeds from the issuance of the transition bonds to pay the expenses of issuance and to purchase the bondable transition property from ACE. ACE will use these proceeds to reduce its stranded costs through the buydown or buyout of long-term power purchase contracts with non-utility generators and through the retirement of its debt or equity, or both, including the retirement of debt related to specific transactions completed prior to the issuance of the transition bonds for the buydown or buyout of long-term power purchase contracts with non-utility generators.

          The specific amount of proceeds to be used to retire debt and /or equity will be dependent on ACE's capital structure and market conditions at the time of redemption.

     H.   Hedging Transactions.

          The Special Purpose Issuer may enter into interest rate swaps, interest rate hedging programs, and credit enhancement arrangements to reduce interest rate and credit risks with respect to, and to facilitate the issuance of, the transition bonds.\8 One or more classes of the transition bonds may be issued as variable rate instruments which are fixed or capped through the execution of an interest rate exchange agreement, an interest rate cap agreement or similar hedging arrangement (collectively, a "hedging arrangement"). This may occur in the event that ACE and its lead underwriter determine that such a hedging arrangement is expected to result in a lower interest cost on such classes of bonds or on all classes of a series taken as a whole. Any counterparty to a hedging agreement must have a credit rating consistent with achieving the highest possible ratings on the transition bonds. So long as the structure, pricing, terms and conditions meet such parameters, ACE will be authorized under BPU orders to undertake the hedging arrangement.

          It may be advantageous, under certain market conditions, to enter into a hedging arrangement in order to attempt to synthetically fix or cap interest rates on the transition bonds in advance of the actual pricing of the transition bonds. The implementation of a hedging arrangement in advance of the pricing of the transition bonds will be undertaken only if ACE determines that such an arrangement is appropriate to assure that ACE can achieve the required rate reductions through securitization and to protect customers against future interest rate increases.

          Because there is no market for hedging transition bonds directly, any hedging arrangement may not provide a "perfect" hedge against interest rate volatility. In order to hedge the risk of changes in the interest rates prior to the pricing of the transition bonds, it is necessary to make reference to rates and spreads in other markets, including the United States Treasury Bond market and the interest rate swap market. In addition, ACE may itself enter into hedging arrangements with one or more third party counterparties and enter into a back-to-back hedging arrangement with the Special Purpose Issuer.


------------------------------
8/ These contracts and programs will have a duration up to a term matching the maturity of the underlying transition bonds. See Central and South West Corp., Holding Co. Act Release No. 27168 (April 20, 2002).

     I.   Indemnifications.

          1. As more fully described in the sale agreement pursuant to which the bondable transition property is sold and/or assigned by ACE to the Special Purpose Issuer, subject to the limitations set forth below, ACE is obligated to indemnify the Special Purpose Issuer and its current and future officers, directors, managers, employees and agents, which may be subsidiaries, affiliates and associate companies of the Applicants, against:\9

     (a) any and all taxes, other than any taxes imposed on transition bondholders solely as a result of their ownership of transition bonds, that may at any time be imposed on or asserted against the Special Purpose Issuer and the Trustee under existing law as of the date of issuance of the transition bonds as a result of the sale and assignment of the bondable transition property by ACE to the Special Purpose Issuer, or the acquisition or holding of the bondable transition property by the Special Purpose Issuer, or the issuance and sale by the Special Purpose Issuer of the transition bonds, including any sales, general corporation, personal property, privilege or license taxes, but excluding any taxes imposed as a result of a failure of that person to properly withhold or remit taxes imposed with respect to payments on any transition bond;

     (b) any and all amounts of principal of and interest on the transition bonds not paid when due or when scheduled to be paid in accordance with their terms and the amount of any deposits to the Special Purpose Issuer required to have been made in accordance with the terms of the basic documents that are not made when so required, in either case as a result of ACE's breach of any of its representations, warranties or covenants contained in the sale agreement;

     (c) any and all liabilities, obligations, claims, actions, suits or payments of any kind whatsoever that may be imposed on or asserted against the Special Purpose Issuer or the Trustee other than any liabilities, obligations or claims for or payments of principal of or interest on the transition bonds, together with any reasonable costs and expenses incurred by that person, as a result of ACE's breach of any of its representations, warranties or covenants contained in the sale agreement; and

     (d) any and all liabilities, obligations, losses, damages, payments or expenses that result from:

          (i) ACE's willful misconduct, bad faith or gross negligence in the performance of its duties under the sale agreement, or

          (ii) ACE's reckless disregard of its obligations and duties under the sale agreement.


------------------------------
9/ ACE must also indemnify the trustee, an unaffiliated person.

          Notwithstanding the foregoing, ACE will not indemnify the Special Purpose Issuer or the Trustee on behalf of the transition bondholders as a result of any change in the law by legislative enactment or constitutional amendment or any reduction by the State of New Jersey of the bondable transition property or transition bond charges in breach of the pledge and agreement of the State of New Jersey under the Competition Act.

          2. As more fully described in the Servicing Agreement, the servicer, which is initially ACE, will indemnify the Special Purpose Issuer (for itself and on behalf of the transition bondholders) and its current and future trustees, managers, members, officers, directors, employees and agents, which may be subsidiaries, affiliates and associate companies of the Applicants, against any and all liabilities that may be incurred by or asserted against any of those persons as a result of:\10

     (a) the servicer's willful misconduct, bad faith or gross negligence in the performance of its duties or observance of its covenants under the servicing agreement or the servicer's reckless disregard of its obligations or duties under the servicing agreement;

     (b) the servicer's breach of any of its representatives or warranties under the servicing agreement; and

     (c) litigation and related expenses relating to its status and obligations as servicer.

          3. As more fully described in the administration agreement, the administrator, which is initially ACE, will indemnify the Special Purpose Issuer and its current and future officials, officers, directors, managers, employees, consultants counsel and agents, against any and all liabilities that may be incurred by or asserted against any of those persons as a result of the Administrator's willful misconduct or negligence in the performance of its duties or observance of its covenants under the Administration Agreement. These indemnified companies and persons may be subsidiaries, affiliates and associate companies of the Applicants.\11

          4. As more fully described in the Special Purpose Issuer's limited liability company agreement, the Special Purpose Issuer will indemnify its current and future Members, Special Members and Managers against liabilities that are incurred by reason of the fact that the indemnified company is or was a Member, a Special Member or a Manager of the Special Purpose Issuer, or by reason of the fact that the Member, such Special Member or such Manager is or was serving at the request of the Special Purpose Issuer as a member, director, manager, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, limited liability company, partnership, joint venture, trust, sole


------------------------------
10/ ACE must also indemnify the trustee, an unaffiliated person.

11/ ACE will not indemnify the trustee under the administration agreement.

proprietorship, employee benefit plan or other enterprise.\12 ACE is currently the Special Purpose Issuer's Member. In addition, these indemnified companies and persons may be subsidiaries, affiliates and associate companies of the Applicants.\13

     J.   Holding Company System.

          Conectiv remained a registered holding company following the creation of PHI, and issuance of the transition bonds will unduly complicate neither Conectiv nor PHI's holding company system. The authority requested by ACE in this application/declaration is consistent with similar orders issued in West Penn Power Company, Holding Co. Act Release No. 27091, File No. 70-9469, (October 19, 1999); Central and South West Corporation, Holding Co. Act Release No. 27168, File No. 70-9107. (April 20, 2000); Connecticut Light and Power Company, Holding Co. Act Release No. 27319, File No. 70-9697 (Dec. 26, 2000) supplemented by Holding Co. Act Release No. 27364, File No. 70-9697 (March 23,
2001).

          Conectiv's common equity ratio as of June 30, 2002 was 29.3%. In File 70-9947, (the "PHI Financing Application") PHI committed that it would cause Conectiv's common equity ratio to meet or exceed 30% by December 31, 2003. PHI also agreed to maintain a common equity ratio of 30%. Applicants are not proposing to modify these commitments. The issuance of the transition bonds was contemplated as a possibility at the time of the PHI Financing Application, and the cash flow and capitalization forecasts accompanying the PHI Financing Application assumed that such issuance was going to occur. Accordingly, as demonstrated by those forecasts and the forecasts accompanying this Application, the issuance of transition bonds pursuant to this Application will not adversely impact PHI's and Conectiv's ability to maintain the common equity ratios and operate within the other financing parameters described in the PHI Financing Application and resulting order. In File 70-9947, the Commission reserved jurisdiction over the question of ACE's common equity ratio and directed that the level be established upon completion of the record in this proceeding.\14

          In this amendment, the Applicants are lowering the amount of requested immediate bond-issuance authority from $1.7 billion to $440 million. Applicants have made a similar modification to their application before the BPU, and the BPU has authorized up to $440 million. Applicants ask that the Commission reserve jurisdiction over the remainder of the proposed transition bonds and any corresponding effect on ACE's common equity ratio until the BPU takes subsequent action to authorization additional issuances. ACE's common equity ratio as of June 30, 2002 was 36.7%. It is anticipated that the issuance of $440 million of transition bonds would reduce ACE's common equity ratio to approximately 28%.\15 It is further


------------------------------
12/ Defined terms in this sentence have the meaning given in the Special Purpose Issuer's limited liability company agreement.

13/ ACE must also indemnify the trustee, an unaffiliated person.

14/ See Pepco Holdings, Inc., Holding Co. Act Release No. 27577 (2002).

15/ Applicants described the anticipated issuance of transition bonds in the applications for that order and supplemental orders. See e.g. Pre-Effective Amendment No. 3 in File No. 70-9947, Post-Effective Amendment No. 16 to Form U-1, filed June 6, 2001, (filed prior to Holding Co. Act Release No. 27415) in File No. 70-9095; Post-Effective Amendment No. 11 to Form U-1, filed August 16, 2000 (filed prior to Holding Co. Act Release No. 27213) in File No. 70-9095; Post-Effective Amendment No. 9 to Form U-1, filed December 9, 1999 (filed prior to Holding Co. Act Release No. 27111) in File No. 70-9095. The anticipated amount of securitization bonds was also reflected in the exhibits of prior applications. See Post-Effective Amendment No. 7 to Form U-1, filed October 14, 1999 in File No. 70-9095 and Pre-Effective Amendment No. 4 to Form U-1, filed June 28, 2000 in File No. 70-9655. It should be noted that the application submitted as Post-Effective Amendments No. 11 Form U-1 in File No. 70-9095 contemplated an initial an initial issuance of transition bonds in an amount less than $1.7 billion when calculating when ACE's common equity ratio would return to over 30%. As described above, Applicants now anticipate an immediate issuance of only $440 million of transition bonds.

anticipated that the retirement of debt and equity with the proceeds of the transition bonds and projected earnings will cause ACE's common equity ratio to exceed 30% by December 31, 2005. Therefore, ACE requests authorization to maintain a common equity ratio not lower than 28% through that date.
Financial information, including projected capitalization ratios for PHI, Conectiv and ACE, is provided in Exhibit H-3, which is filed herewith pursuant to a request for confidential treatment.

          The transition bonds will be serviced by the cash flows from the transition bond charges. Accordingly, while shown as debt on financial statements, the transition bonds do not represent leverage in the classical sense that the 30% standard was intended to address. Excluding the transition bonds of $440 million from the consolidated pro forma capital structure of ACE, the common equity ratio would exceed 30% prior to May 31, 2006. The transition bonds will be separately rated by credit rating agencies. The transition bonds will not impact Conectiv or ACE's credit ratings. The credit rating agencies recognize that the transition bonds will be serviced by the transition bond charge approved by the BPU and, therefore, are independent of Conectiv or ACE's credit. Bonds similar to these transition bonds that have been issued by other utility companies have been rated AAA. It is expected that an AAA rating will be achieved for the transition bonds to be issued by ACE Transition Funding. Accordingly, the Commission should find that the requested authority does not unduly complicate the Applicants' financial system.

          By order August 17, 2000, Holding Co. Act Release No. 27213, File No. 70-9095 (the "Conectiv EWG Order"), the Commission authorized Conectiv to invest up to $350 million in EWGs. Subsequently, by order dated July 31, 2002, Holding Co. Act Release No. 27557, File No. 70-9947, (the "PHI Financing Order"), the Commission authorized PHI to invest up to 100% of its retained earnings plus $3.5 billion in Exempt Wholesale Generators ("EWGs") and foreign utility companies ("FUCOs"). The PHI Financing Order consolidated the authority granted in the Conectiv EWG Order.

          As of June 30, 2002, Conectiv's investment in EWGs was $318.6 million, and Conectiv has complied with the requirements of the Conectiv EWG Order. Conectiv's EWG investments have not negatively impacted Conectiv's financial health. Conectiv's consolidated retained earnings grew from $178.5 million on June 30, 2001 to $230.2 million on June 30, 2002. In the application accompanying the Conectiv EWG Order, Conectiv stated that its common equity ratio as of December 31, 1999 was 26.3%. Conectiv's common equity ratio as of June 30, 2002 was 29.3%. PHI, Conectiv and ACE are financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for senior unsecured long-term and short-term debt. The following chart describes the senior unsecured credit ratings of PHI, Conectiv and ACE. These ratings were assigned in conjunction with the merger that resulted in the formation of PHI. As of the date of this Application, neither Conectiv, ACE nor any associated companies is on credit watch.\16

                            UNSECURED CREDIT RATINGS

-------------------- ------------- ------------ -------------------------------
      Agency              PHI        Conectiv    Atlantic City Electric Company

-------------------- ------------- ------------ -------------------------------
      Moody's           Baa1/P-2      Baa1/P-2               A3/P-1
-------------------- ------------- ------------ -------------------------------
       S & P             BBB/A-2       BBB/A-2              BBB/A-2
-------------------- ------------- ------------ -------------------------------

          None of the conditions described in paragraph (b) of Rule 53 exists for PHI or Conectiv. Conectiv's earnings per share from continuing operations and the associated return on average common equity were $0.45 and 2.82% for the quarter ending June 30, 2002 and $3.09 and 21.3%, respectively, for the quarter ending June 30, 2001. As described in its Rule 24 Certificate for the quarter ending June 30, 2002, the market-to-book ratio of Conectiv's common stock was 1.70, and for Conectiv's Class A common stock was 1.43. The Commission reviewed PHI's planned investments in EWGs and FUCOs in File No. 70-9947, and Applicants incorporate by reference the discussion of these investments in that application. The PHI Financing Order was issued merely two months ago, and PHI has not yet compiled and reported its first quarterly report under that order. However, PHI is operating within the limits of the PHI Financing Order. In the PHI Financing Application, PHI pledged to comply with the record keeping, employee and service requirements of Rule 53(a)(2) - (4) and PHI is currently in compliance.

          Accordingly, because the Conectiv holding company system is financially sound and because PHI is in compliance with the PHI Financing Order, which was issued approximately two months ago, and, in which the Commission evaluated PHI's planned EWG and FUCO investments, there is ample evidence that PHI's and Conectiv EWG and FUCO investments are not unduly complicating the PHI and Conectiv holding company systems.


Item 2.  Fees, Commissions and Expenses.

          ACE estimates that through the issuance of the transition bonds, it will incur approximately $9 million in legal, financial, and other transaction related fees. These fees represent approximately 2% of the total value of the $440 million in bonds, a ratio that is within the same range of other securitization transactions. See West Penn Power Company, Holding Co. Act Release 27091, File No. 70-9469, (October 19, 1999) (authorizing fees of $2,076,260 for


------------------------------
16/ Amendment No. 2 to this Application reviewed the previous, temporary credit watches announced by the nationally recognized rating agencies.

issuance of $600,000,000 in transition bonds, 0.3%); Central and South West Corporation, Holding Co. Act Release No. 27168, File No. 70-9107, (April 20,
2000) (authorizing fees of $19,288,000 for issuance of $797,400,000 in transition bonds, 2.4%); Connecticut Light and Power Company, Holding Co. Act Release No. 27319, File No. 70-9697, (Dec. 26, 2000) supplemented by Holding Co. Act Release No. 27364 (March 23, 2001) (authorizing fees of $28,000,000 for issuance of $2,462,000,000 by three entities, 1.2%).


Item 3.  Applicable Statutory Provisions.

          Sections 6(a), 7, 9, 10, 12(b), 12(f), 12(g) and 13(b) and Rules 42,
43, 44, 45, 54, 90 and 91 thereunder govern the proposed transaction. To the extent the Commission believes other sections or rules are applicable to the proposed transaction, Applicants deem that they be included in this item.


Item 4.  Regulatory Approval.

          The proposed securitization is subject only to the approval of the BPU. ACE's applications to the BPU are described in Item 1.D.

Item 5.  Procedure.

          Applicants hereby request that there be no hearing on this application/declaration and that the Commission issue its order by October 7, 2002. The Commission published notice under Rule 23 with respect to the filing of this application/declaration on October 26, 2001; no comments were received.

          Applicants hereby: (i) waive a recommended decision by a hearing officer; (ii) waive a recommended decision by any other responsible officer or the Commission; (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision; and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.  Exhibits and Financial Statements.

Exhibits

A-1 Membership Agreement of the Special Purpose Issuer (incorporated by reference to Form S-3, Exhibit 3.1, File No. 333-59558)

A-2 Registration Statement on Form S-3 (incorporated by reference to Form S-3, File No. 333-59558)

B-1 Form of Sale Agreement (incorporated by reference to Form S-3, Exhibit 10.1, File No. 333-59558)

B-2 Form of Servicing Agreement (incorporated by reference to Form S-3, Exhibit 10.2, File No. 333-59558)

B-3  Form of Administration Agreement (incorporated by reference to Form S-3,
     Exhibit 10.3, File No. 333-59558)

B-4 Form of Indenture (incorporated by reference to Form S-3, Exhibit 4.1, File No. 333- 59558)

D-1  Application before the BPU (previously filed)

D-2  Supplement to the application before the BPU (filed herewith)

D-3  Order of the BPU (filed herewith)

F-1  Opinion of Counsel (filed herewith)

F-2  Past-Tense Opinion of Counsel (to be filed by amendment)

H-1  Revised Proposed Form of Notice (previously filed)

H-2 Estimated Stranded Costs (previously filed under a request for confidential treatment)

H-3 Financial Forecast for Pepco Holdings, Inc., Conectiv and Atlantic City Electric Company (filed herewith under a request for confidential treatment)

Financial Statements

FS-1 Conectiv's Consolidated Balance Sheet for the quarter ended June 30, 2002 (incorporated by reference to Form 10-Q, File No. 1-13895, filed on August 14,
2002)

FS-2 Conectiv's Consolidated Statements of Income for the quarter ended June 30, 2002 (incorporated by reference to Form 10-Q, File No. 1-13895, filed on August 14, 2002)

FS-3 Conectiv's Condensed Consolidated Statements of Income for the year ended December 31, 2001 (incorporated by reference to Form 10-K, File No. 1-13895, filed on March 19, 2002)

FS-4 Atlantic City Electric's Consolidated Balance Sheet for the quarter ended June 30, 2002 (incorporated by reference to Form 10-Q, File No. 1-3559, filed on August 14, 2002)

FS-5 Atlantic City Electric's Consolidated Statements of Income for the quarter ended June 30, 2002 (incorporated by reference to Form 10-Q, File No. 1-3559, filed on August 14, 2002)

FS-6 Atlantic City Electric's Consolidated Statements of Income for the year ended December 31, 2001 (incorporated by reference to Form 10-K, File No. 13559, filed on April 2, 2002)

FS-7 Conectiv's Pro Forma Consolidated Balance Sheet for the quarter ended June 30, 2001 (previously filed)

FS-8 Conectiv's Pro Forma Consolidated Statements of Income for the 12 months ended June 30, 2001 (previously filed)

FS-9 Atlantic City Electric's Pro Forma Consolidated Balance Sheet for the quarter ended June 30, 2001 (previously filed)

FS-10 Atlantic City Electric's Pro Forma Consolidated Statements of Income for the 12 months ended June 30, 2001 (previously filed)

Item 7.  Information as to Environmental Effects.

          This application/declaration and the proposed transactions do not involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this application/declaration will not result in changes in the operation of the company that will have an impact on the environment. Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this application/declaration.

                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this application/declaration to be signed on their behalf by the undersigned thereunto duly authorized. The signature of the applicants, through the undersigned, is restricted to the information contained in this application/declaration which is pertinent to the instant application/declaration.


                                            Conectiv
                                            Atlantic City Electric Company
                                            PHI Service Company

                                            /s/ Anthony J. Kamerick
                                            Name: Anthony J. Kamerick
                                            Title: Vice President and Treasurer





                                            Atlantic City Electric Transition
                                            Funding LLC


                                            /s/ Jeffrey E. Snyder
                                            Name: Jeffrey E. Snyder
                                            Title: Assistant Treasurer


October 28, 2002